Exhibit 12.1

AIRCASTLE LIMITED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2009		2010		2011
Fixed Charges:
Interest expense	$172,206		$182,802		$211,046
Capitalized interest	1,457		4,127		6,506
Portion of rent expense representative of interest	412		367		381

Total fixed charges	$174,075		$187,296		$217,933

Earnings:
Income from continuing operations before income taxes	$111,152		$72,412		$132,102
Fixed charges from above	174,075		187,296		217,933
Less capitalized interest from above	(1,457)		(4,127)		(6,506)
Amortization of capitalized interest	384		397		597

Earnings (as defined)	$284,154		$255,978		$344,126

Ratio of earnings to fixed charges	1.63	x	1.37	x	1.58	x